Exhibit 4.11
July 6, 2010
VIA SEDAR
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Dear Sirs/Mesdames:
Re:   Precision Drilling Corporation (the “Corporation”)
We refer to the short form base shelf prospectus (the “Prospectus”) of the Corporation dated July 6, 2010 relating to the offer and issue, from time to time, of common shares, preferred shares, debt securities, warrants, subscription receipts and units of the Corporation.
We consent to being named in the Prospectus and to the inclusion of our fairness opinion (the “Opinion”) dated February 11, 2010 in the management information circular (the “Circular”) of Precision Drilling Trust (the “Trust”) dated April 7, 2010, such Circular being a document incorporated by reference in the Prospectus. We prepared the Opinion for the board of directors of the Precision Drilling Corporation (a predecessor to the Corporation) and the board of trustees of the Trust in connection with the Arrangement (as defined in the Circular).
We have read the Circular and the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Circular or the Prospectus that are derived from our Opinion referred to above or that are within our knowledge as a result of our participation in the preparation of such Opinion.
This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.
Yours truly,
signed (“TD Securities Inc.”)